Southwest Airlines Co.
P.O. Box 36611
Dallas, Texas 75235-1611

May 3, 2024
VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:    Southwest Airlines Co.
    Form 10-K for the Fiscal Year Ended December 31, 2023
Filed February 6, 2024
File No. 001-07259

Ladies and Gentlemen:

Southwest Airlines Co. (the “Company”) has received the letter dated April 9, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2023, File No. 001-07259, filed with the Commission on February 6, 2024. The Company respectfully requests an extension to the deadline for responding to the letter in order for the Company to devote appropriate time and resources to consider the Staff’s comments and complete its responses. The Company expects to provide its response to the letter via EDGAR by May 10, 2024.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (214) 792-3022.

 Very truly yours,

SOUTHWEST AIRLINES CO.

/s/ Tammy Romo
Tammy Romo
Executive Vice President & Chief Financial Officer